SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

EXAR CORPORATION

(Name of Subject Company (issuer) and Filing Person (Offeror))

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

300645108

(CUSIP Number of Class of Securities Underlying Common Stock)

Roubik Gregorian

Chief Executive Officer and President

Exar Corporation

48720 Kato Road

Fremont, CA 94538

Tel: (510) 668-7000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Matthew Sonsini

David Berger

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304-1050

(650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$120,000,000	$14,124(1)

(1)	Calculated solely for purposes of determining the filing fee. Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of at total of 7,058,823 shares of outstanding common stock of Exar Corporation, par value $0.0001 per share, at the maximum tender offer price of $17.00 per share. The amount of the filing fee equals $117.70 per million of the transaction value and is estimated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Advisory #6 for Fiscal Year 2005 issued by the Securities and Exchange Commission.
☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third party tender offer subject to Rule 14d-1.

☒  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by Exar Corporation, a Delaware corporation (“Exar” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with Exar’s offer to purchase for cash up to 7,058,823 shares of its common stock, par value $0.0001 per share (“Common Stock”), or such lesser number of shares of Common Stock as is properly tendered and not properly withdrawn, at a price not greater than $17.00 nor less than $15.00 per share, net to the seller in cash, without interest. Exar’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 25, 2005 (“Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

ITEM 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. Subject Company Information.

(a) The name of the issuer is Exar Corporation, a Delaware corporation. The address of Exar’s principal executive offices is 48720 Kato Road, Fremont, California 94538. Exar’s telephone number at that address is (510) 668-7000.

(b) This Schedule TO relates to the Company’s Common Stock, of which there were approximately 42,411,048 shares issued and outstanding as of July 18, 2005.

(c) The information set forth in Section 8 (“Price Range of Shares; Dividends; Company Repurchase of Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3. Identity and Background of Filing Person.

(a) Exar Corporation is the filing person and subject company. The address of Exar’s principal executive offices is 48720 Kato Road, Fremont, California 94538. Exar’s telephone number at that address is (510) 668-7000.

Pursuant to General Instruction C to Schedule TO, the following persons are the directors and/or executive officers of Exar:

Name	Position
Donald L. Ciffone, Jr.	Chairman
Raimon L. Conlisk	Vice Chairman
Roubik Gregorian	Chief Executive Officer and Director
Ronald W. Guire	Executive Vice President, Chief Financial Officer and Director
Thomas R. Melendrez	General Counsel, Secretary and Senior Vice President Business Development
Mir B. Ghaderi	Vice President, General Manager, Network and Transmission
Stephen W. Michael	Vice President, Operations and Reliability & Quality Assurance
Michael Class	Vice President, Worldwide Sales
Frank P. Carrubba	Director
John S. McFarlane	Director
Richard Previte	Director
Thomas H. Werner	Director

The business address and telephone number for all of the above directors and executive officers are c/o Exar Corporation, 48720 Kato Road, Fremont, California 94538. Exar’s telephone number at that address is (510) 668-7000.

ITEM 4. Terms of the Transaction.

(a)(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(a)(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(a)(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(a)(1)(iv) Not Applicable.

(a)(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 14 (“Extension Of The Offer; Termination; Amendment”) is incorporated herein by reference.

(a)(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(a)(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet” and “Introduction” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(a)(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(a)(1)(xi) Not Applicable.

(a)(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet,” in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

(a)(2)(i-vii) Not Applicable.

(b) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet,” and “Introduction,” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

Exar has been advised that none of its directors or executive officers intend to tender any of their shares of Common Stock in the Offer.

ITEM 5. Past Contacts, Transactions, Negotiations and Agreements.

(e) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6. Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c)(1-10) The information set forth in Section 10 (“Certain Information Concerning Exar”) is incorporated herein by reference.

ITEM 7. Source and Amount of Funds or Other Consideration.

(a) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Not Applicable.

(c) Not Applicable.

ITEM 8. Interest in Securities of the Subject Company.

(a) and (b) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Except as described above, to the best of knowledge of the Company, no other persons specified in Instruction 1 to Item 1008(b) of Regulation M-A affected any transaction in the Common Stock during the past 60 days.

ITEM 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the sections of the Offer to Purchase titled “Introduction,” in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

ITEM 10. Financial Statements.

(a) Not Applicable.

(b) Not Applicable.

ITEM 11. Additional Information.

(a)(1) The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(a)(2) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(3) The information set forth in Section 12 (“Certain Legal Matters; Regulatory Approvals”) of the Offer to Purchase is incorporated herein by reference.

(a)(4) The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(a)(5) None.

(b) The information set forth in the Offer to Purchase, the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(a) and (a)(l)(b) hereto, respectively, is incorporated herein by reference.

ITEM 12. Exhibits.

(a)(1)(A)	Offer to Purchase dated July 25, 2005.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Stockholders, dated July 25, 2005.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Form of Summary Advertisement.

(b)	None.

(d)(1)	1989 Employee Stock Participation Plan and related Offering documents, incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000.

(d)(2)	1996 Non-Employee Directors’ Stock Option Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(3)	1997 Equity Incentive Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(4)	Executive Officers’ Change of Control Severance Benefit Plan, incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000.

(d)(5)	2000 Equity Incentive Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(6)	Executive Employment Agreement between Exar Corporation and Donald L. Ciffone, Jr., dated December 6, 2000, as amended and restated on June 21, 2001, March 28, 2003, June 12, 2003, December 3, 2003 and October 28, 2004, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(7)	Form of Letter Agreement Regarding Change of Control for each of the following: Frank P. Carrubba, Raimon L. Conlisk, James E. Dykes, Richard Previte, Donald L. Ciffone, Jr., Michael J. Class, Roubik Gregorian, Ronald W. Guire, Susan J. Hardman, Thomas R. Melendrez, Stephen W. Michael, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K405 for the year ended March 31, 2001.

(d)(8)	Fiscal 2005 Executive Incentive Compensation Program, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(9)	Fiscal 2005 Key Employee Incentive Compensation Program, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(10)	Agreement Regarding Ongoing Services as Chairman of the Board between Exar Corporation and Donald L. Ciffone, Jr., dated October 29, 2004, incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K dated November 1, 2004.

(d)(11)	Grant of Restricted Stock Purchase Right between Exar Corporation and Roubik Gregorian dated March 24, 2005, incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K dated March 30, 2005.

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13. Information Required by Schedule 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

EXAR CORPORATION

/s/ ROUBIK GREGORIAN
Roubik Gregorgian Chief Executive Officer

Date: July 25, 2005

INDEX TO EXHIBITS

Exhibit Number	Document
(a)(1)(A)	Offer to Purchase dated July 25, 2005.

(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter to Stockholders, dated July 25, 2005.

(a)(1)(E)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(1)(F)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)(A)	Form of Summary Advertisement.

(b)	None.

(d)(1)	1989 Employee Stock Participation Plan and related Offering documents, incorporated by reference to Exhibit 10.1 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000.

(d)(2)	1996 Non-Employee Directors’ Stock Option Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(3)	1997 Equity Incentive Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.7 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(4)	Executive Officers’ Change of Control Severance Benefit Plan, incorporated by reference to Exhibit 10.8 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2000.

(d)(5)	2000 Equity Incentive Plan and related forms of stock option grant and exercise, incorporated by reference to Exhibit 10.9 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(6)	Executive Employment Agreement between Exar Corporation and Donald L. Ciffone, Jr., dated December 6, 2000, as amended and restated on June 21, 2001, March 28, 2003, June 12, 2003, December 3, 2003 and October 28, 2004, incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(7)	Form of Letter Agreement Regarding Change of Control for each of the following: Frank P. Carrubba, Raimon L. Conlisk, James E. Dykes, Richard Previte, Donald L. Ciffone, Jr., Michael J. Class, Roubik Gregorian, Ronald W. Guire, Susan J. Hardman, Thomas R. Melendrez, Stephen W. Michael, incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K405 for the year ended March 31, 2001.

(d)(8)	Fiscal 2005 Executive Incentive Compensation Program, incorporated by reference to Exhibit 10.16 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(9)	Fiscal 2005 Key Employee Incentive Compensation Program, incorporated by reference to Exhibit 10.17 to the Company’s Annual Report on Form 10-K for the year ended March 31, 2005.

(d)(10)	Agreement Regarding Ongoing Services as Chairman of the Board between Exar Corporation and Donald L. Ciffone, Jr., dated October 29, 2004, incorporated by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K dated November 1, 2004.

(d)(11)	Grant of Restricted Stock Purchase Right between Exar Corporation and Roubik Gregorian dated March 24, 2005, incorporated by reference to Exhibit 10.20 to the Company’s Current Report on Form 8-K dated March 30, 2005.

(g)	Not Applicable.

(h)	Not Applicable.